Health Discovery Corporation
2 East Bryan Street, Suite 610
Savannah, Georgia 31401

VIA EDGAR

May 6, 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Health Discovery Corporation
Registration Statement on Form S-1
File No. 333-171120
Request for Acceleration

Ladies and Gentlemen:

Health Discovery Corporation hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement shall become effective at 2:00 p.m. on Monday, May 9, 2011, or as soon thereafter as practicable.

Very truly yours,

/s/ Stephen D. Barnhill, M.D.
Stephen D. Barnhill, M.D.
Chief Executive Officer